                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                      (Amendment No.____________________)*


                              Polymer Group, Inc.
                 ---------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.01 per share
             -----------------------------------------------------
                        (Title of Class of Securities)

                                  731745 10 5
                     ------------------------------------
                                (CUSIP Number)

                                              Copy to:
   Jerry Zucker                               H. Kurt von Moltke
   The InterTech Group, Inc.                  Kirkland & Ellis
   FTG, Inc.                                  200 E. Randolph Drive
   4838 Jenkins Avenue                        Chicago, Illinois 60601
   North Charleston, South Carolina  29405    (312) 861-2000
   (803) 744-5174
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               October 31, 1997
          -----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following pages)

-----------------------                                  ---------------------
CUSIP NO. 731745105                   13D                        Page 2
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Jerry Zucker

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON    [     ]
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            3,017,979 (See Item 5)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          3,868,148 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             3,017,979 (See Item 5)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,868,148 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      6,886,127 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      21.5% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 731745105               13D                         PAGE 3
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      The InterTech Group, Inc.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  [        ]
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable (See Item 3)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      South Carolina
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          3,599,557 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             None (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          3,599,557 (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,599,557 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [x]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11.2% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      co
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                    ---------------------
CUSIP NO. 731745105                  13D                          PAGE 4
-----------------------                                    ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: [      ]

      FTG, Inc.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable  (See Item 3)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      South Carolina
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            261,651 (See Item 5)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          None (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             261,651 (See Item 5)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      261,651 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.8% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer.

          The name of the issuer is Polymer Group, Inc. (the "Issuer"). This
          Schedule 13D Statement (this "Statement") relates to the Issuer's Common Stock, par value $.01 per share (the "Common Stock"). The principal executive offices of the Issuer are located at Polymer Group, Inc., 4838 Jenkins Avenue, North Charleston, SC 29405.

Item 2.   Identity and Background.

          This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(f) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): (i) Jerry Zucker, by virtue of his purchases of certain shares of Common Stock and resulting beneficial ownership of greater than 5% of the outstanding shares of the Issuer's Common Stock, (ii) The InterTech Group, Inc. ("InterTech"), by virtue of its beneficial ownership of certain shares of Common Stock and its relationship with Mr. Zucker, and (iii) FTG, Inc. ("FTG"), by virtue of its beneficial ownership of certain shares of Common Stock and its relationship with Mr. Zucker. Mr. Zucker, InterTech and FTG are collectively referred to herein as the "Reporting Persons."

          The Reporting Persons and certain other shareholders of the Issuer are parties to a voting agreement, dated as of May 15, 1996, as amended on July 18, 1997 (the "Voting Agreement"). The Voting Agreement provides that the parties thereto will vote their shares in the same manner with respect to certain issues presented to the Issuer's stockholders, including the election of directors. By virtue of the Voting Agreement, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. Each of the Reporting Persons expressly disclaims beneficial ownership of shares of the Issuer held by the other parties to the Voting Agreement, and disclaims that they have agreed to act as a group in exercising voting or investment power over any securities of the Issuer other than as described in this Statement. Exhibit A, which is incorporated herein by reference, sets forth the following information with respect to each party to the Voting Agreement: (i) name, (ii) address of principal business office, and (iii) the number of shares of Common Stock owned by such party.

          Both InterTech and FTG are South Carolina corporations and are private holding companies specializing in polymer fiber and elastomeric composites and fabrications. The address of both InterTech and FTG's principal business and principal office is 4838 Jenkins Avenue, North Charleston, SC 29405.

          Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information given by another Reporting Person. By their signature on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.

          Information with respect to individuals filing this Statement or enumerated in Instruction C of this Schedule 13D is as follows:

          (a) Names: The names of the Reporting Persons are Jerry Zucker, The InterTech Group, Inc., and FTG, Inc. Mr. Zucker is the Chairman, Chief Executive Officer, President and a director of both InterTech and FTG. James G. Boyd is Executive Vice President, Treasurer, Secretary and a director of both InterTech and FTG. The information set forth herein for Mr. Boyd is provided solely with respect to his position as an executive officer and a director of InterTech and FTG. Mr. Boyd is not a Reporting Person for purposes of this Schedule 13D.

          (b) Business Address: The principal business address of each of Messrs. Zucker and Boyd is 4838 Jenkins Avenue, North Charleston, SC 29405. The principal business addresses of InterTech and FTG are the same.

          (c) Principal Occupation and the Name, Principal Business and Address of any Corporation or Organization: Mr. Zucker's principal occupation is serving as Chairman, President and Chief Executive Officer of the Issuer. Mr. Boyd's principal occupation is serving as Executive Vice President, Chief Financial Officer, Treasurer and Secretary of the Issuer. The Issuer's principal business is manufacturing and marketing a broad range of nonwoven and woven polyolefin products. The Issuer's address is 4838 Jenkins Avenue, North Charleston, SC 29405. Mr. Zucker is also Chairman, Chief Executive Officer and a director of InterTech and FTG. Mr. Boyd is also Executive Vice President, Treasurer, Secretary and a director of InterTech and FTG. Both InterTech and FTG are private holding companies specializing in polymer fiber and elastomeric composites and fabrications.

          (d) Criminal Proceedings: During the past five years, none of the Reporting Persons or Mr. Boyd has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Securities Laws: During the past five years, none of the Reporting Persons or Mr. Boyd was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Citizenship: Messrs. Zucker and Boyd are United States citizens. InterTech and FTG are South Carolina corporations.

Item 3.   Source and Amount of Funds or Other Consideration.

          Each of the Reporting Persons has been a stockholder of the Issuer since its inception. Pursuant to the recapitalization consummated in connection with the Issuer's initial public offering of Common Stock (the "IPO") on May 9, 1996, the holdings of Mr. Zucker, InterTech and FTG were converted into 1,430,329, 3,599,557 and 261,651 shares of Common Stock, respectively. In connection with ordinary brokerage transactions consummated at various times subsequent to the IPO but prior to October 31, 1997, Mr. Zucker purchased an aggregate of 80,500 shares of Common Stock at prevailing market prices using personal funds. On October 31, 1997, Mr. Zucker purchased 1,500,000 shares of Common Stock for $14,250,000. On November 3, 1997, Mr. Zucker purchased 7,150 shares for $71,331. On November 3, 1997 an aggregate of 6,940 shares of Common Stock were purchased by Mr. Zucker's wife and children. The October 31, 1997 and November 3, 1997 transactions were all financed with personal funds of the respective purchasers.

Item 4.   Purpose of Transaction.

          In addition to the shares of Common Stock already held by Mr. Zucker, all of the shares purchased on October 31, 1997 and November 3, 1997 were purchased for investment purposes. The Reporting Persons may acquire additional shares of Common Stock from time to time for investment purposes. The Reporting Persons have no other plans or proposals which would relate to or result in any action described in the instructions to this Item 4.

Item 5.   Interest in Securities of the Issuer.

          (a)  Amount Beneficially Owned:

               Based on 32,000,000 shares outstanding, the Reporting Persons and Mr. Boyd beneficially own the following number of shares of Common Stock:

               -----------------------------------------------------------------
                                       Shares Beneficially     Percentage of
                    Name                      Owned                Class
                    ----                      -----                -----
               -----------------------------------------------------------------
               Jerry Zucker                 6,886,127              21.5%
               -----------------------------------------------------------------
               InterTech                    3,599,557              13.6%
               -----------------------------------------------------------------
               FTG                            261,651               0.8%
               -----------------------------------------------------------------
               James G. Boyd                4,337,979              13.6%
               -----------------------------------------------------------------

               The shares of the Issuer's Common Stock reflected above include 3,017,919 shares held by Mr. Zucker, 6,940 shares held by Mr. Zucker's wife and children, 3,599,557 shares held by InterTech, 261,651 shares held by FTG and 476,771 shares held by Mr. Boyd. Mr. Zucker is Chairman, Chief Executive Officer, President, a director and the controlling stockholder of both InterTech and FTG, and as a result, may be deemed to share voting and dispositive power over the shares held by InterTech and FTG. Mr. Boyd is the Executive Vice President, Treasurer, Secretary, a director and a stockholder of both InterTech and FTG, and as a result, may be deemed to share voting and dispositive power over the shares held by InterTech and FTG. Messrs. Zucker and Boyd each expressly disclaim beneficial ownership of the shares held by each other and by InterTech and FTG. Mr. Zucker disclaims beneficial ownership of the shares held by his wife and children.

               As previously noted, the Reporting Persons and certain other shareholders of the Issuer are parties to the Voting Agreement. The Voting Agreement provides that the parties thereto will vote their shares in the same manner with respect to certain issues presented to the Issuer's stockholders, including the election of directors. Collectively, the parties to the Voting Agreement beneficially own 16,307,832, or 51.0%, of the outstanding shares of Common Stock. By virtue of the Voting Agreement, the Reporting Persons may be deemed to constitute a "group" for purposes of
               Section 13(d)(3) of the Act. Each of the Reporting Persons expressly disclaims beneficial ownership of shares of the Issuer held by the other parties to the Voting Agreement, and disclaims that they have agreed to act as a group in exercising voting or investment power over any securities of the Issuer other than as described in this Statement. Exhibit A, which is incorporated herein by reference, sets forth the following information with respect to each party to the Voting Agreement: (i) name, (ii) address of principal business office, and (iii) the number of shares of Common Stock owned by such party.

               (b)  Number of Shares as to which such person has:

                    (i)  Sole power to vote or to direct the vote:

                         Jerry Zucker        3,017,979
                         InterTech           3,599,557
                         FTG                   261,651
                         James G. Boyd         476,771

                    (ii) Shared power to vote or to direct the vote:

                         Jerry Zucker     3,868,148
                         James G. Boyd    3,861,208

                   (iii) Sole power to dispose or to direct the disposition of:

                         Jerry Zucker     3,017,979
                         InterTech        3,599,557
                         FTG                261,651
                         James G. Boyd      476,771

                    (iv) Shared power to dispose or to direct the disposition
                         of:

                         Jerry Zucker     3,868,148
                         James G. Boyd    3,861,208

               The filing of this Statement shall not be construed as an admission by Mr. Zucker, InterTech, FTG, Mr. Boyd or any party to the Voting Agreement that such person is, for the purpose of
               Section 13(d) or 13(g) of the Exchange Act or for any other purposes, the beneficial owner of any securities covered by this Statement.

          (c) Transactions Within the Past 60 Days: In the past 60 days, the following transactions have occurred involving the persons named in paragraph (a) above.

               Person Who
                Effected
                  the             Transaction        Number of         Price Per
               Transaction           Date        Shares Purchased        Share
               -----------        -----------    ----------------      ---------
               Jerry Zucker        October 31         1,500,000        $ 9.5000
               Jerry Zucker        November 1             5,800        $10.0000
               Jerry Zucker        November 1             1,350        $ 9.8750
               Jerry Zucker (1)    November 1             1,260        $10.0000
               Jerry Zucker (1)    November 1             1,600        $ 9.8750
               Jerry Zucker (2)    November 1               580        $ 9.9375
               Jerry Zucker (2)    November 1             3,500        $ 9.8750

               All purchases except the October 31, 1997 purchase of 1,500,000 shares were effected through unsolicited brokers' transactions on the New York Stock Exchange. The October 31, 1997 purchase of 1,500,000 shares was effected through a block trade in accordance with the rules of the New York Stock Exchange.

               (1) Held in a custodial account for the benefit of Mr. Zucker's children.
               (2)  Held by Mr. Zucker's wife.

          (d) Right to Receive or Power to Direct: No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock owned beneficially by any of the Reporting Persons.

          (e)  Date Reporting Person Ceased to be 5% Owner:   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Reference is made to the information disclosed under Items 2, 3, 4 and 5 of this Statement regarding the Voting Agreement.

Item 7.   Materials to be Filed as Exhibits.

          Exhibit A:   Schedule setting forth (i) name, (ii) address of
                       principal place of business, and (iii) the number of shares of Common Stock owned by each party to the Voting
                       Agreement.

          Exhibit B:   Joint Filing Agreement among the Reporting Persons
                       pursuant to Rule 13d-1(f) under the Securities Exchange
                       Act of 1934, as amended.

          Exhibit C:   Voting Agreement, dated as of May 15, 1996, as amended on
                       July 18, 1997.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 5, 1997

                              /s/ Jerry Zucker
                              --------------------------------------
                              Print Name:  Jerry Zucker

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 5, 1997


                              The InterTech Group, Inc.


                              By: /s/ Jerry Zucker
                                  ---------------------------------------
                              Print Name:  Jerry Zucker
                              Its:  Chairman, Chief Executive Officer and
                                    President

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 5, 1997


                              FTG, Inc.


                              By:  /s/ Jerry Zucker
                                  ---------------------------------------
                              Print Name:  Jerry Zucker
                              Its:  Chairman, Chief Executive Officer and
                                    President

                                   Exhibit A

                        Parties to the Voting Agreement
                        -------------------------------


                             Address of Principal       Number of Shares
Name                            Business Office        of Common Stock (a)
----                            ---------------        -------------------

Jerry Zucker              4838 Jenkins Avenue               3,017,979
                          North Charleston, SC  29405

James G. Boyd             4838 Jenkins Avenue                 476,771
                          North Charleston, SC  29405

The InterTech             4838 Jenkins Avenue               3,599,557
     Group, Inc.          North Charleston, SC  29405

Golder, Thoma, Cressey    c/o Golder, Thoma, Cressey,       7,109,096
  Fund III, L.P.          Rauner, Inc.
                          6100 Sears Tower
                          Chicago, IL  60606-6402

The Chase Manhattan       One Chase Manhattan Plaza         1,040,000
  Foundation              New York, NY  10081

FTG, Inc.                 4838 Jenkins Avenue                 261,651
                          North Charleston, SC  29405

Leeway & Co.              c/o State Street Bank and           795,838
                          Trust Co.
                          Master Trust Division-Q4W
                          P.O. Box 1992
                          Boston, MA  02110

(a) Share information provided in this Exhibit A is based on the most recent information available to the Reporting Persons through public disclosure or otherwise. Each Reporting Person makes no representations as to the accuracy of information set forth herein other than for itself.

                                   Exhibit B

                      SCHEDULE 13D JOINT FILING AGREEMENT

          The undersigned and each other person executing this joint filing agreement (this "Agreement") agree as follows:

          (i) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13D to which this Exhibit is attached and such Schedule 13D is filed on behalf of the undersigned and each other person executing this Agreement; and

          (ii) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

          This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

                           *     *     *     *     *
Date: November 5, 1997

                                       /s/ Jerry Zucker
                              --------------------------------------------
                              Print Name:  Jerry Zucker


                              The InterTech Group, Inc.

                              By:      /s/ Jerry Zucker
                                  ----------------------------------------
                              Print Name:  Jerry Zucker
                              Its:  Chairman, Chief Executive Officer and
                                    President


                              FTG, Inc.

                              By:      /s/ Jerry Zucker
                                  ----------------------------------------
                              Print Name:  Jerry Zucker
                              Its:  Chairman, Chief Executive Officer and
                                    President

                                   Exhibit C

                                VOTING AGREEMENT
                                ----------------


          THIS AGREEMENT is made as of May 15, 1996, by and among Polymer Group, Inc., a Delaware corporation (the "Company"), The InterTech Group, Inc., a South Carolina corporation ("InterTech"), Golder, Thoma, Cressey Fund III Limited Partnership, an Illinois limited partnership ("GTC"), Jerry Zucker ("Zucker"), James G. Boyd ("Boyd"), FTG, Inc., a South Carolina corporation ("FTG"), Chase Manhattan Investment Holdings, Inc., a Delaware corporation ("Chase") and Leeway & Co. ("Leeway"). InterTech, GTC, Zucker, Boyd, FTG, Chase and Leeway are sometimes collectively referred to herein as the "Stockholders" and individually as a "Stockholder." Certain capitalized terms used herein are defined in paragraph 4 hereof.

          The Company and the Stockholders desire to enter into this Agreement for the purpose of establishing the composition of the Company's board of directors (the "Board").

          NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

          1.   Board of Directors.

          (a) From and after the date hereof and until the provisions of this paragraph 1 cease to be effective, each Stockholder shall vote all of his or its Stockholder Shares and any other voting securities of the Company over which such Stockholder has voting control and shall take all other necessary or desirable actions within his or its control (whether in the capacity as a stockholder, director, member of a board committee or officer of the Company or otherwise, and including, without limitation, attendance at meetings in person or by proxy for purposes of obtaining a quorum and execution of written consents in lieu of meetings), and the Company shall take all necessary and desirable actions within its control (including, without limitation, calling special board and stockholder meetings), so that:

               (i) the authorized number of directors on the Board shall be established at seven directors;

               (ii) the following persons shall be elected to the Board:

                    (A) the Chief Executive Officer of the Company;

                    (B) the Executive Vice President of the Company;

                    (C) two representatives designated by GTC (the "GTC Directors"); and

                    (D) two representatives jointly selected by GTC and the ZB Group (based upon a vote of the holders of a majority of the Company's voting stock held by the ZB Group (the "Independent Directors")), provided that no Independent Director shall be (x) a member of the Company's management or an employee or officer of the Company or any of its Subsidiaries or (y) an officer, stockholder, general partner or employee of GTC, any member of the ZB Group or any of their Affiliates.

               (iii) any committees of the Board are to be created only upon the approval of a majority of the members of the Board;

               (iv) the removal from the Board (with or without cause) of any representative designated hereunder pursuant to (ii)(C)and (ii)(D) above shall be at the written request of GTC and of GTC and the holders of a majority of the Stockholder Shares held by the ZB Group, respectively, but only upon such written request and under no other circumstances; and

               (v)   in the event that any representative designated pursuant to
     (ii)(C) and (ii)(D) above for any reason ceases to serve as a member of the Board during his term of office, the resulting vacancy on the Board shall be filled by a representative designated by GTC and by GTC and the holders of a majority of the Stockholder Shares held by the ZB Group, respectively, as provided hereunder.

          (b) The Company shall pay the reasonable out-of-pocket expenses incurred by each director in connection with attending the meetings of the Board and any committee thereof. In addition, the Company shall pay to each GTC Director and each Independent Director an annual fee of $5,000, and $500 for any committee meeting attended on a day other than a day of a Board meeting; which amounts shall be subject to periodic review and increase by the Board. So long as any GTC Director or Independent Director serves on the Board and for five years thereafter, the Company shall maintain directors and officers indemnity insurance coverage satisfactory to GTC, and the Company's certificate of incorporation and bylaws shall provide for indemnification and exculpation of directors to the fullest extent permitted under applicable law.

       (c) The rights of GTC and the ZB Group, respectively, under this paragraph 1 shall terminate at such time as any such Person (together with its Permitted Transferees) holds in the aggregate less than 10% of the Common Stock on a fully diluted basis (assuming the exercise of all outstanding options, warrants and other securities convertible into or exchangeable for Common Stock).

          (d) If any party fails to designate a representative to fill a directorship pursuant to the terms of this paragraph 1, the election of a person to such directorship shall be accomplished in accordance with the Company's or any Subsidiary's by-laws and applicable law, as appropriate.

          2. Legend. Each certificate evidencing voting capital stock of the Company owned by a party hereto and each certificate issued in exchange for or upon the transfer of any such securities (if such shares remain subject hereto after such transfer) shall be stamped or otherwise imprinted with a legend in substantially the following form:

          "The securities represented by this certificate are subject to a Voting Agreement dated as of May 15, 1996, among the issuer of such securities (the "Company") and certain of the Company's stockholders. A copy of such Voting Agreement will be furnished without charge by the Company to the holder hereof upon written request."

The Company shall imprint such legend on certificates evidencing Stockholder Shares outstanding prior to the date hereof. The legend set forth above shall be removed from the certificates evidencing any shares which cease to be Stockholder Shares in accordance with the terms hereof.

          3. Transfer. Prior to transferring any Stockholder Shares (other than in a Public Sale or upon the Sale of the Company to any Person), the transferring Stockholder shall cause the prospective transferee to execute and deliver to the Company and the other Stockholders a counterpart of this Agreement.

          4. Definitions.

          "Affiliate" means any Person which controls, is controlled by or is under common control with another Person, any partner of any Person which is a partnership and Persons which have received distributions of securities from a partnership holding such securities.

          "Certificate of Incorporation" means the Company's amended and restated certificate of incorporation of the Company as filed with the Delaware Secretary of State on May 15, 1996.

          "Common Stock" means the Company's Common Stock, par value $.01 per share.

          "Family Group" means an Executive's spouse and descendants (whether natural or adopted) and any trust solely for the benefit of the Executive and/or the Executive's spouse and/or descendants.

          "Permitted Transferees" means (i) in the case of a Stockholder who is a natural person, such person's spouse, descendants (whether natural or adopted) and any trust solely for the benefit of such person and/or such person's spouse and/or descendants, and (ii) in the case of any other Stockholder, any Affiliate of such Stockholder.

          "Person" means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

          "Public Sale" means any sale of Stockholder Shares to the public pursuant to an offering registered under the Securities Act or to the public through a broker, dealer or market maker pursuant to the provisions of Rule 144 adopted under the Securities Act.

          "Recapitalization Agreement" means the Recapitalization Agreement of even date herewith among the Company and the Stockholders.

          "Securities Act" means the Securities Act of 1933, as amended from time to time.

          "Stockholder Shares" means (i) any Common Stock owned by any Stockholder, whether acquired pursuant to the Recapitalization Agreement or otherwise, and (ii) any equity securities issued or issuable directly or indirectly with respect to the Securities referred to in clause (i) above by way of stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization. As to any particular shares constituting Stockholder Shares, such shares will cease to be Stockholder Shares when they have been disposed of in a Public Sale.

          "Subsidiary" means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons shall be allocated a majority of partnership, association or other business entity gains or losses or shall be or control the managing director or general partner of such partnership, association or other business entity.

          "ZB Group" means Zucker, Boyd, InterTech, and FTG.

          5. Amendment and Waiver. Except as otherwise provided herein, no modification, amendment or waiver of any provision of this Agreement shall be effective against the Company or the Stockholders unless such modification, amendment or waiver is approved in writing by the Company, GTC and the ZB Group (determined by a vote of the holders of a majority of the Stockholder Shares held by the ZB Group). The failure of any party to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

          6. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

          7. Entire Agreement. Except as otherwise expressly set forth herein, this document embodies the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and supersedes and preempts any prior understandings, agreements or representations by or among the parties, written or oral.

          8. Successors and Assigns. Except as otherwise provided herein, this Agreement shall bind the Stockholders and the respective successors and assigns of each of them.

          9. Counterparts. This Agreement may be executed in separate counterparts each of which shall be an original and all of which taken together shall constitute one and the same agreement.

          10. Remedies. The Company and the Stockholders shall be entitled to enforce their rights under this Agreement specifically to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights existing in their favor. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of the Agreement and that the Company and the Stockholders in its sole discretion apply to any court of law or equity of competent jurisdiction for specific performance and/or injunctive relief (without posting a bond or other security) in order to enforce or prevent any violation of the provisions of this Agreement.

          11. Notices. Any notice provided for in this Agreement shall be in writing and shall be either personally delivered, or mailed first class mail (postage prepaid) or sent by reputable overnight courier service (charges prepaid) to the Company at the address set forth below and to any other recipient at the address indicated on the signature page hereto and to any subsequent holder of Stockholder Shares subject to this Agreement at such address as indicated by the Company's records, or at such address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party. Notices will be deemed to have been given hereunder when delivered personally, three days after deposit in the U.S. mail and one day after deposit with a reputable overnight courier service. The Company's address is:

               Polymer Group, Inc.
               4838 Jenkins Avenue

               North Charleston, South Carolina  29406
               Attention:  President

          12. Governing Law. The corporate law of Delaware shall govern all issues concerning the relative rights of the Company and its stockholders. All other questions concerning the construction, validity and interpretation of this Agreement shall be governed by the internal law, and not the law of conflicts, of New York.

          13. Descriptive Headings. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

                           *     *     *     *     *

     IN WITNESS WHEREOF, the parties hereto have executed this Stockholder Agreement on the day and year first above written.


                                         POLYMER GROUP, INC.


                                         By:   /s/ JERRY ZUCKER
                                            ------------------------------------

                                         Its:  Chairman, President and CEO


                                         THE INTERTECH GROUP, INC.


Address:                                 By:   /s/ JERRY ZUCKER
  4838 Jenkins Avenue                       ------------------------------------
  North Charleston, SC  29406            Its:  Chairman, President and CEO


                                         GOLDER, THOMA, CRESSEY FUND III LIMITED
                                         PARTNERSHIP

                                         By:   Golder, Thoma, Cressey & Rauner,
                                               L.P.
                                         Its:  General Partner


Address:                                 By:   /s/ BRUCE V. RAUNER
  6100 Sears Tower                           -----------------------------------
  Chicago, IL  60606-6402                Its:  General Partner



Address:                                       /s/ JERRY ZUCKER
  c/o The InterTech Group, Inc.          --------------------------------------
  4838 Jenkins Avenue                              Jerry Zucker
  North Charleston, SC  29406


Address:                                       /s/ JAMES G. BOYD
  c/o The InterTech Group, Inc.          -------------------------------------
                                                   James G. Boyd

  4838 Jenkins Avenue
  North Charleston, SC  29406



                                       FTG, INC.

Address:
  4838 Jenkins Avenue                  By:       /s/ JERRY ZUCKER
  North Charleston, SC  29406              ------------------------------------
  Attention:  President                Its: Chairman, President and CEO


                                       CHASE MANHATTAN INVESTMENT
                                       HOLDINGS, INC.
Address:
  c/o Chase Capital Partners
  380 Madison Avenue, 12th Floor       By:       /s/ DONNA R. CARTER
  New York, NY 10017                       ------------------------------------
  Attention:  Robert Ruggiero          Its:  SVP and Treasurer


                                       LEEWAY & CO.

                                       By:  State Street Bank and Trust Company,
                                            Partner
Address:
  c/o State Street Bank and
      Trust Company                    By:      /s/  JOHN MUIR
  Master Trust Division-Q4W                ------------------------------------
  P.O. Box 1992                        Its:  Assistant Vice President
  Boston, MA  02101

                                                                         ANNEX I

                  ADDITION OF PROSPECTIVE TRANSFEREE AS A NEW
               STOCKHOLDER TO VOTING AGREEMENT DATED MAY 15, 1996

     This supplemental agreement and counterpart is made as of this 18th day of July, 1997, by and between Polymer Group, Inc., a Delaware corporation (the "Company"), and The Chase Manhattan Foundation (the "New Stockholder"), and incorporates by reference the Voting Agreement dated May 15, 1996 (the "Voting Agreement"), by and among the Company, Zucker, Boyd, InterTech, FTG, GTC, Chase and Leeway (each as defined in the Voting Agreement and collectively, the "Stockholders"). Defined terms used herein shall have the same meanings as set forth in the Voting Agreement.

     WHEREAS, there exists a Voting Agreement by and among the Stockholders and the Company, limiting the transferability of Stockholder Shares; and

     WHEREAS, Chase wishes to transfer, and the New Stockholder wishes to acquire, shares of the Company's Common Stock currently held by Chase; and

     WHEREAS, Section 3 of the Voting Agreement requires any prospective transferee of Stockholder Shares not acquiring such shares in a Public Sale to execute a counterpart to the Voting Agreement; and

     WHEREAS, the New Stockholder has been given a copy of the Voting Agreement, has been given the opportunity to read it, has had any questions regarding the document answered, and understands that the Stockholder Shares to be acquired from Chase may only be sold subject to the Voting Agreement.

     NOW, THEREFORE, for mutual covenants exchanged and other valuable consideration, IT IS AGREED:

     1. Pursuant to Section 3 of the Voting Agreement, the New Stockholder agrees to be bound by the terms of the Voting Agreement with respect to all Stockholder Shares.

     2. The Company agrees, and on behalf of each of the Stockholders a party to the Voting Agreement agrees, to be bound by the terms of the Voting Agreement with respect to the New Stockholder.

     3. All parties agree that the language of the Voting Agreement itself, rather than the language of this document, controls with regard to any conflict between the two.

                                  *    *    *

     IN WITNESS WHEREOF, the Company and the New Stockholder have each caused this supplemental agreement and counterpart to be signed by its duly authorized officer as of the date first set forth above.



                                        POLYMER GROUP, INC.


                                        By:  /s/ JAMES G. BOYD
                                             -----------------------------------
                                        Its:  EVP, CFO, Treasurer and Secretary



                                        THE CHASE MANHATTAN FOUNDATION


                                        By: [Authorized Signatory]
                                        Its: